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                           September 28, 2021

       Gregory Poilasne
       Chairman and Chief Executive Officer
       Nuvve Holding Corp.
       2869 Historic Decatur Road
       San Diego, California 92106

                                                        Re: Nuvve Holding Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 23,
2021
                                                            File No. 333-259735

       Dear Mr. Poilasne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing